Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 14, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on December 14, 2007, entitled "StatoilHydro's share saving plan allocates shares".

StatoilHydro's share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro (OSE:STL, NYSE:STO) on 10 December 2007 for use in the group`s share saving plan have on 14 December 2007 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 2 195 213 shares.

The following primary insiders have been allocated shares this month:

Name	Share holding	Allocation	New share holding
Sætre Eldar	2169	470	2639
Øvrum Margareth	3856	428	4284
Mellbye Peter	3839	562	4401
Thomsen Kåre	3587	275	3862
Svaan Morten	580	53	633
Bjørnson Rune	942	405	1347
Lund Helge	5070	910	5980
Gjærum Reidar	2030	330	2360
Eide Tom Melbye	970	461	1431
Reitan Torgrim	1061	320	1381
Sørensen Lars Troen	1530	197	1727
Jacobsen Jon Arnt	3354	467	3821

STATOILHYDRO ASA (Registrant)
Dated: December 14, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer